Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
328 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE July 25, 2013

ITEM 3.	NEWS RELEASE

A news release was disseminated on July 25, 2013 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces a total of 52 successful new platinum, palladium and gold intercepts at the Waterberg Joint Venture as follows:

FH Layer - 23 holes averaging 5.56m of 3.80 g/t 2PGE+Au (Pt 32%, Pd 64%, Au 4%)
FP Layer – 29 holes averaging 4.73m of 3.92 g/t 2PGE+Au (Pt 30%, Pd 66%, Au 4%)

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces a total of 52 successful new platinum, palladium and gold intercepts at the Waterberg Joint Venture as follows:

FH Layer - 23 holes averaging 5.56m of 3.80 g/t 2PGE+Au (Pt 32%, Pd 64%, Au 4%)
FP Layer – 29 holes averaging 4.73m of 3.92 g/t 2PGE+Au (Pt 30%, Pd 66%, Au 4%)

See the table below for the details of the 52 intercepts assayed and reported for this release. This data will be included in a resource update planned for release in August.

R. Michael Jones, P.Eng, CEO of Platinum Group Metals said “The Waterberg deposit has been significantly expanded with this new drilling beyond the previous resource estimate of 10 million ounces. The thickness and continuity of the F and T layers combined with the consistent setting, structural contours and metal ratios all confirm a new important platinum deposit at Waterberg”.

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Planned drilling and deposit definition work on the Joint Venture property is nearing completion. All drilling data will be used in a resource estimation update from the independent qualified person team at the international firm of Coffey Mining. A total of 111 holes totaling 129,000 meters of core with approximately 350 mineralized layer intercepts and 85,000 assay results are being compiled for the resource update. The Waterberg deposit on the Joint Venture property covers approximately 5.5 kilometres of strike length. The shallowest edge of the deposit thus far is on the T layer at about 140 meters from surface. (Current Inferred Resource 93Mt 3.39 g/t 2PGE+Au, 1.03 g/t Pt, 2.02 g/t Pd, 0.34 g/t Au, March 18, 2013 Technical Report on www.sedar.com, Ken Lomberg QP).

An engagement to complete the detailed work for a Preliminary Economic Assessment of the Waterberg deposit has been awarded to engineering firm WorleyParsonsTWP, who have extensive mechanized underground mining experience. The planned August resource update will be utilized for this work. The PEA work on the Joint Venture property is on target for completion at the end of 2013.

Platinum Group Metals holds a 49.9% effective interest in the Waterberg Joint Venture with the Japan Oil, Gas and Metals National Corporation (JOGMEC) holding 37% and the balance being owned by a private empowerment company in South Africa.

Intercept Assay Details

The attached map shows the location of the holes updated below. The shallow edge of the F zone is approximately 200 meters from surface below the Waterberg sediments. The shallow edge of the T zone is at 140 meters deep.

	From (m)	To (m)	ZONE	Length(m)	2PGE+Au(g/t)	Pt(g/t)	Pd(g/t)	Au(g/t)	Pt:Pd:Au	Cu (%)	Ni (%)
WB056D0	986.50	989.50	FH	3.00	3.59	0.88	2.53	0.18	25:70:5	0.12	0.25
WB057D0	1016.00	1028.00	FH	12.00	0.71	0.22	0.47	0.02	31:66:3	0.02	0.16
WB070D0	781.00	786.00	FH	5.00	3.39	0.98	2.20	0.21	29:65:6	0.13	0.30
WB074D0	411.00	414.50	FH	3.50	2.69	0.88	1.73	0.08	33:64:3	0.01	0.08
WB075D0	448.00	451.00	FH	3.00	2.82	0.87	1.91	0.04	31:68:1	0.01	0.15
WB076D0	320.50	324.00	FH	3.50	1.96	0.63	1.27	0.06	32:65:3	0.01	0.14
WB077D0	569.00	572.00	FH	3.00	3.52	2.04	1.47	0.01	58:42:0
WB078D0	1030.00	1033.00	FH	3.00	5.66	1.80	3.58	0.28	32:63:5	0.09	0.22
WB079D0	539.00	543.00	FH	4.00	5.56	1.65	3.68	0.23	30:66:4	0.07	0.18
WB083D0	864.50	868.00	FH	3.50	0.69	0.54	0.14	0.01	78:20:1
WB085D0	412.00	419.69	FH	7.69	6.30	1.95	4.12	0.23	31:65:4	0.07	0.21
WB086D0	710.00	714.00	FH	4.00	3.51	0.96	2.36	0.19	27:67:6	0.11	0.16
WB087D0	285.00	288.50	FH	3.50	3.10	0.86	2.09	0.15	28:67:5	0.07	0.14
WB088D0	430.00	433.00	FH	3.00	2.11	0.66	1.41	0.04	31:67:2	0.01	0.13
WB089D0	487.00	493.00	FH	6.00	2.30	0.85	1.40	0.05	37:61:2	0.02	0.12
WB090D0	312.00	314.50	FH	2.50	1.93	0.80	1.11	0.02	41:58:1
WB091D0	460.00	481.50	FH	21.50	5.14	1.66	3.26	0.22	32:64:4	0.10	0.24
WB093D0	704.00	707.50	FH	3.50	2.51	0.74	1.67	0.10	29:67:4	0.04	0.20
WB094D0	363.50	368.89	FH	5.39	6.77	2.11	4.38	0.28	31:65:4	0.11	0.30
WB095D0	613.00	618.00	FH	5.00	3.28	0.89	2.32	0.07	27:71:2
WB097D0	1076.21	1078.71	FH	2.50	1.29	0.36	0.86	0.07	28:67:5
WB100D0	521.00	524.00	FH	3.00	2.42	0.84	1.54	0.04	35:65:2
WB103D0	655.85	672.72	FH	16.87	5.46	1.73	3.54	0.19	32:65:3
Average FH mineralized layer				5.56	3.80	1.22	2.44	0.14	32:64:4	0.05	0.15

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	From (m)	To (m)	ZONE	Length(m)	2PGE+Au(g/t)	Pt(g/t)	Pd(g/t)	Au(g/t)	Pt:Pd:Au	Cu (%)	Ni (%)
WB056D0	1015.00	1020.50	FP	5.50	3.31	0.93	2.23	0.15	28:67:5	0.09	0.16
WB057D0	1041.50	1046.50	FP	5.00	1.35	0.37	0.91	0.07	27:68:5	0.06	0.20
WB068D0	362.00	364.56	FP	2.56	13.18	4.18	8.47	0.53	32:64:4	0.04	0.10
WB069D0	579.50	586.00	FP	6.50	4.28	1.18	2.91	0.19	28:68:4	0.21	0.30
WB070D0	788.50	796.00	FP	7.50	4.17	1.14	2.79	0.24	27:67:6	0.18	0.27
WB074D0	425.50	430.00	FP	4.50	4.85	1.49	3.17	0.19	31:65:4	0.03	0.14
WB075D0	463.00	466.00	FP	3.00	0.83	0.23	0.57	0.03	28:68:4	0.01	0.12
WB076D0	347.50	350.50	FP	3.00	1.88	0.57	1.24	0.07	30:66:4	0.03	0.15
WB077D0	587.50	591.00	FP	3.50	1.06	0.33	0.71	0.02	31:67:2
WB078D0	1038.00	1040.00	FP	2.00	2.73	0.92	1.69	0.12	34:62:4	0.07	0.12
WB079D0	576.00	578.00	FP	2.00	4.54	1.38	2.91	0.25	30:64:6	0.10	0.25
WB083D0	882.00	884.50	FP	2.50	1.39	0.46	0.88	0.05	33:63:4	0.03	0.13
WB085D0	424.00	427.50	FP	3.50	7.73	2.36	5.09	0.28	30:66:4	0.07	0.20
WB086D0	731.00	741.25	FP	10.25	4.13	1.04	2.87	0.22	25:70:5	0.15	0.29
WB087D0	295.00	301.50	FP	6.50	3.70	1.08	2.46	0.16	29:67:4	0.06	0.16
WB088D0	443.00	446.50	FP	3.50	3.10	1.01	2.01	0.08	32:65:3	0.02	0.15
WB089D0	496.00	498.00	FP	2.00	1.05	0.36	0.65	0.04	34:62:4	0.03	0.11
WB090D0	336.00	343.00	FP	7.00	3.42	0.99	2.28	0.15	29:67:4	0.07	0.20
WB091D0	482.56	490.00	FP	7.44	3.81	1.02	2.62	0.17	27:69:4	0.11	0.20
WB093D0	723.00	727.69	FP	4.69	4.73	1.40	3.05	0.28	30:64:6	0.16	0.28
WB094D0	370.00	380.00	FP	10.00	7.39	2.27	4.75	0.37	31:64:5	0.19	0.27
WB095D0	651.00	657.00	FP	6.00	3.60	1.03	2.41	0.16	29:67:4
WB096D0	1006.39	1009.50	FP	3.11	5.92	2.08	3.62	0.22	35:61:4
WB097D0	1106.70	1110.88	FP	4.18	3.89	1.11	2.58	0.20	29:66:5
WB100D0	531.00	533.50	FP	2.50	1.37	0.45	0.85	0.07	33:62:5
WB102D0	287.00	291.00	FP	4.00	3.41	0.97	2.29	0.15	29:67:4
WB103D0	679.07	682.83	FP	3.76	5.02	1.58	3.24	0.20	31:65:4
WB105D0	380.00	382.80	FP	2.80	4.44	1.55	2.87	0.02	35:65:1
WB108D0	333.50	342.00	FP	8.50	1.14	0.56	0.56	0.02	49:49:2	0.02	0.10
Average FP mineralized layer				4.73	3.92	1.17	2.58	0.17	30:66:4	0.08	0.16

Note: Drill Holes 63, 64, 65, 66, 67, 71, 72, 73, 81, 84, 92 and 98 were all drilled in order to close off the deposit model and are located to the east of the sub-crop position of the F layers where the mineralization is cut off by the overlying Waterberg sediments. Drill Holes 80 and 101 have intersected the F-zone at depths of 950m and 682m but they do not carry any significant values. Holes104 and 105 have the F layers interrupted by minor later intrusive rocks. The estimated true thickness of the layers is approximately 90% of the intercept thickness. Additional holes and assays from deflections will be added to the final resource updated data base. In addition to the foregoing update on the F zones, Hole WB 059 intersected the T2 Zone from 604.43 to 609.5 meters, 5.07 meters thick, with average assays of 0.96 g/t platinum, 2.79 g/t palladium and 0.54 g/t gold totaling 4.29 g/t 2 PGE plus gold. The T and F zones remain open.

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Waterberg Extension Permits

Platinum Group Metals holds an 87% effective interest in accepted prospecting permit applications covering approximately a further 611 square kilometers targeted at the newly found part of the Bushveld Complex at Waterberg. The current Waterberg deposit has been drilled for approximately 5.5 kilometers to the northern boundary of the Waterberg Joint Venture. The Waterberg Extension Permits cover an estimated 25 kilometers of potential Bushveld Complex further to the north. As soon as final government approval of a submitted Environmental Management Plan has been received for the extensions the Company plans to immediately start with an exploration and drilling programme to extend the mineralized F and T layers.

Qualified Person, Quality Control and Assurance

The non-independent qualified person for this Press Release is R. Michael Jones P.Eng. He has relevant experience in precious metals and PGM evaluations and has verified the data by reviewing the detailed assay and geological information on the Waterberg deposit and visiting the site and core yard many times since 2011 including in July 2013.

Base metals and other major elements were determined by multi acid digestion with ICP finish and PGE’s were determined by conventional fire assay and ICP finish. Setpoint Laboratories is an experienced ISO 17025 SANAS accredited laboratory in assaying and have utilized a standard quality control system including the use of standards.

Ken Lomberg is the independent qualified person for the resource estimation on Waterberg Deposit and he has reviewed the references to resources and ongoing work in this press release.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:
     R. Michael Jones, President
     or Kris Begic, VP, Corporate Development
     Platinum Group Metals Ltd., Vancouver
     Tel: (604) 899-5450 / Toll Free: (866) 899-5450
     www.platinumgroupmetals.net

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The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward- looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring, the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102 N/A

ITEM 7.	OMITTED INFORMATION N/A

ITEM 8.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:
R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 9.	DATE OF REPORT

July 25, 2013

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